Exhibit 3.1

ARTICLES OF AMENDMENT

OF THE

ARTICLES OF INCORPORATION

OF

APPTIGO INTERNATIONAL, INC.

(Under Section 78.390 of the Nevada Revised Statutes)

The undersigned, being the Chief Executive Officer of Apptigo International, Inc., a corporation organized and existing under and by virtue of the laws of Nevada (the “ Company ”), does hereby certify that the following resolutions were duly adopted by the Board of Directors of the Company as required by Section 78.390 of the Nevada Revised Statutes:

WHEREAS, as provided in the Company’s Articles of Incorporation, the Company has authorized 100,000,000 shares of common stock, par value $0.001 per share.

NOW, THEREFORE, BE IT RESOLVED , that the Board of Directors approves and hereby amends the Corporation’s Articles of Incorporation to increase the Company’s authorized shares of common stock from 100,000,000 shares of common stock, par value $0.001 per share, to 2,000,000,000 shares of common stock, par value $0.001 per share; and be it further

RESOLVED, that Article I of the Company’s Articles of Incorporation be and hereby is replaced, in its entirety, by the following:

The corporation is authorized to issue two classes of shares to be designated respectively “Common Stock” and “Preferred Stock”. The total number of shares this corporation is authorized to issue is Two Billion Ten Million (2,010,000,000), par value $0.001 per share. The number of shares of Preferred Stock are Ten Million (10,000,000) shares. The number of shares of Common Stock are Two Billion (2,000,000,000) shares.

Effective Date

These Articles of Amendment shall become effective upon filing with the Nevada Secretary of State.

IN WITNESS WHEREOF, the undersigned, being the President and a Director of the Company, has executed these Articles of Amendment as of October 5, 2015.

Apptigo International, Inc.

 /s/ Casey Cordes

Casey Cordes

Chief Executive Officer & Director